Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Summer Hawk Optics, Inc.
98 Dupree Drive
Buda, TX 78610
https://flyingeyesoptics.com/

Up to $1,234,999.71 in Common Stock at $4.17
Minimum Target Amount: $19,999.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Summer Hawk Optics, Inc.
Address: 98 Dupree Drive, Buda, TX 78610
State of Incorporation: TX
Date Incorporated: August 09, 2013

Terms:

Equity

Offering Minimum: $19,999.32 | 4,796 shares of Common Stock
Offering Maximum: $1,234,999.71 | 296,163 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.17
Minimum Investment Amount (per investor): $496.23

Shareholder Agreement Requirement: As a condition to investing, all investors will be required to become parties to the Company's Shareholder Agreement. The Shareholder Agreement contains provisions governing transfers of shares, rights of first refusal, drag-along rights, voting arrangements, and other material terms that will apply to your investment. Investors should review the Shareholder Agreement carefully before investing.

Voting Rights of Securities Sold in this Offering:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

<u>Loyalty Bonus:</u> Prior investors of Flying Eyes Optics will receive 10% bonus shares.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ in the first two weeks and receive 5% bonus shares + 20% off the next Flying Eyes eyewear purchase + free lens cleaner kit.

Early Bird 2: Invest $5,000+ in the first two weeks and receive 10% bonus shares. + 25% off the next Flying Eyes eyewear purchase + free lens cleaner kit.

Early Bird 3: Invest $10,000+ in the first two weeks and receive 15% bonus shares. + 1 free set of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation.

Early Bird 4: Invest $20,000+ in the first two weeks and receive 18% bonus shares. + 2 free sets of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation + VIP access to new releases.

Early Bird 5: Invest $50,000+ in the first two weeks and receive 20% bonus shares. + 5 free sets of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation + VIP access to new releases.

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 7% bonus shares +25% off 3 pairs of glasses. .

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 5% bonus shares + 25% off 3 pairs of glasses.

<u>Amount-Based Perks</u>

Groundbreaker Investor: Invest $1000+ and receive 2% bonus shares + one time, 10% off any purchase of Flying Eyes products.

Pathfinder Investor: Invest $2,000+ and receive 3% bonus shares + one time, 15% off any purchase of Flying Eyes products.

Aviators Guild: Invest $5,000+ and receive 5% bonus shares + 15% off any purchase of Flying Eyes products for one year.

Vanguard Circle Investor: Invest $10,000+ and receive 7% bonus shares + 20% off any purchase of Flying Eyes products for one year. + exclusive design consultation + VIP access to new releases

Altitude Society: Invest $20,000+ and receive 10% bonus shares + 25% off any purchase of Flying Eyes products for two years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas.

Founders Circle: Invest $50,000+ and receive 15% bonus shares + 25% off any purchase of Flying Eyes products for three years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas + Collaborate with our design team to create a custom pair of Flying Eyes eyewear, based on your vision.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Summer Hawk Optics, Inc, D/B/A Flying Eyes Optics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $417.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Summer Hawk Optics, Inc., doing business as Flying Eyes Optics (or the "Company"), is a Texas corporation that designs and manufactures patented eyewear engineered for people who wear helmets, aviation headsets, or other headgear. The Company's business model combines direct-to-consumer e-commerce with a growing wholesale and retail distribution strategy. Flying Eyes' products are sold across the U.S. and internationally through its website and at trade shows and specialty retailers. The eyewear line features micro-thin, highly flexible temples made from Resilamide™, an aerospace-grade polymer that provides strength and comfort under headgear. With 18 frame models and four awarded patents, the Company addresses the specific pain points of aviation professionals, motorcyclists, cyclists, and shooting enthusiasts by offering eyewear that eliminates pressure and discomfort under headsets. Flying Eyes Optics is a registered trademark owned by Summer Hawk Optics, Inc., which was established in 2013 in Texas.

Corporate History

Summer Hawk Optics, Inc. is a Texas corporation formed in 2013. In August 2013, Siracusa Productions, Inc., a California corporation, merged into Summer Hawk Optics, Inc., with Summer Hawk Optics, Inc. surviving the merger. Following the merger, the Company has operated the business under the "Flying Eyes" brand.

Competitors and Industry

Industry

Flying Eyes operates within the global eyewear industry, which is valued at approximately $183 billion. The Company is focused on a distinct and underserved segment of this market: the estimated 20% of the global population who wear helmets or headsets. This niche includes pilots, motorcyclists, military personnel, cyclists, and gamers. Flying Eyes has identified an estimated $16.6 billion annual addressable market with over approximately 150 million target users. Its focus on ergonomics and functionality in high-pressure environments sets it apart from general eyewear providers.

Population and market size figures are company estimates based on third-party data. They reflect addressable market potential, not actual or projected revenues.

Competition

The eyewear market includes several major players such as Oakley, Ray-Ban and Costa (owned by EssilorLuxottica), and Maui Jim (owned by Kering Eyewear). These companies offer a wide range of sports and performance eyewear but often lack the niche focus and specialized design required for use with helmets and headsets. Unlike some of its competitors, Flying Eyes holds patents for ultra-thin, flexible frame designs specifically designed for comfort under headgear. The Company believes its differentiation lies in its exclusive materials, market-specific product development, and direct engagement with enthusiast communities through brand ambassadors and industry events.

Current Stage and Roadmap

Current Stage

Flying Eyes' products are currently on the market and generating consistent sales across multiple verticals. The Company has seen an average annual revenue growth rate of 87.95% since 2020 and maintains a robust e-commerce platform supported by wholesale and affiliate partnerships. Its eyewear is widely adopted in the aviation community and has recently expanded into motorcycle markets, with additional launches planned for cycling and military segments.

The year-to-date financial results through October 2025 show positive trends in efficiency and expense management. Total income increased to $2.8 million from $2.6 million for the same period in 2024, driven by improved event execution resulting in higher sales at fewer events, and revamped direct-to-consumer marketing. Cost of Goods Sold (COGS) decreased as a proportion of revenue due to greater efficiency in product production. Selling, General, and Administrative (SG&A) expenses were down by approximately $270,000. This reduction in SG&A is attributed to improved labor costs, a reduction in advertising spend, and lower travel expenses, although the general and administrative line item included a one-time $90,000 write-off for bad debt and cleaning up books related to an inventory management system and unreconciled bank accounts. Additionally, the Company incurred a large, one-time equipment repair expense for lens-cutting machines that had not been serviced previously. Net Income improved from -$396,233 to -$15,421 from YTD October 2024 to 2025.

Future Roadmap

Flying Eyes plans to scale operations by onshoring manufacturing to reduce production lead times from over 544 days to 60–90 days using in-house mold and injection molding production. The Company is also investing in expanding its retail and international distribution network, particularly across European markets. Marketing efforts are planned to continue to scale through potential influencer partnerships, paid media, SEO, and in-house content creation and through retailers and distributors in other countries. Additional product lines, including ophthalmic eyewear and MIL-PRF ballistic glasses, are expected to open new verticals such as the military and first responder markets in the next one to two years.

The Team

Officers and Directors

Name: Dean William Siracusa

Dean William Siracusa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President/CEO/Director
  Dates of Service: September, 2013 - Present
  Responsibilities: Overseeing innovation, strategy, and growth.

Name: Wayne Hegwood

Wayne Hegwood's current primary role is with Denali Business Advisors, LLC. Wayne Hegwood currently services 1.25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Fractional CFO
  Dates of Service: November, 2025 - Present

Responsibilities: Keeps and maintains records of accounts of the properties and business transactions of the company

Other business experience in the past three years:

- Employer: Denali Business Advisors, LLC
  Title: Owner
  Dates of Service: November, 2022 - Present
  Responsibilities: Providing business advisory services to small and medium sized privately held companies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information

about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,999.71 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Words such as "may", "will," "should," "expect," "intend,""plan," "anticipate," "believe," "think," "estimate," "seek," "expect," "predict," "could," "project," "potential," and other similar terms and phrases are used to identify forward-looking statements. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control, which may include without limitation, the effects of the risk factors described herein and as otherwise set forth in the Company's Form C. Therefore, actual results of operations may vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can

adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to lawfully bypass our patent and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if any of our intellectual property rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses with respect to such intellectual property rights. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute

our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results..

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Minority Holder; Securities with Voting Rights; Voting Proxy
The Common Stock that an investor is buying has voting rights attached to them. However, you will be required to grant a voting proxy to the Chief Executive Officer of the Company (the "CEO"), or his or her successor, and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

We are operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies.

As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

We have existing Intellectual Property Rights and enforcement of such rights could lead to additional cost or risk for the Company
One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to protect its intellectual property portfolio from any such violations. It is important to note that unexpected costs, impacts on management, and risks inherent to all assertion of intellectual property rights may increase the capital needs of the Company and may present risk and uncertainty that could have a material effect on the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dean Siracusa	4,025,000	Common Stock	59.986%

The Company's Securities

The Company has authorized Common Stock, Convertible Note – 2024A Note Series, and Convertible Note – 2025A Note Series. As part of the Regulation Crowdfunding raise, the Company will be offering up to 296,163 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 6,709,905 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Subsequent to the initial filing of this Form C, certain outstanding debt instruments were converted into equity. As a result, the Company's current outstanding share count may be higher than reflected above.

Shareholder Agreement Requirement. As a condition to investing, all investors will be required to become parties to the Company's Shareholder Agreement. The Shareholder Agreement contains provisions governing transfers of shares, rights of first refusal, drag-along rights, voting arrangements, and other material terms that will apply to your investment. Investors should review the Shareholder Agreement carefully before investing, which is attached to the Offering Memorandum as Exhibit F.

Voting Rights of Securities Sold in this Offering. Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights. Holders of common stock are not entitled to the payment of any dividend, except when, as, and if declared out of legally available funds by the Board of Directors.

Liquidation Rights. In connection with a liquidation of the company at a time when the company has assets that are legally available for distribution, holders of common stock are entitled to receive a payment out of such available funds in proportion to their respective ownership of the then-outstanding common stock. Holders of common stock are not entitled to receive any preferential payment due to a liquidation of the company.

Preemptive Rights. Holders of common stock do not have preemptive rights in connection with the issuance or deemed issuance of new securities of the company.

Right of First Refusal. Holders of common stock are subject to a right of first refusal in connection with certain proposed transfers of common stock in accordance with the terms of the Company's Shareholder Agreement. The right of first refusal is held first by the Company, and second, by the other parties to the Shareholder Agreement on a pro rata basis.

Drag Along. Holders of common stock are subject to a drag along provision that will require the holders to vote in favor of a proposed transaction involving a transfer of a majority of the outstanding common stock of the Company if such proposed transaction is approved by a majority of the shares of common stock held by certain existing holders of common stock as further described in the Shareholder Agreement.

Equity Incentive Plan

The Company has reserved 750,000 shares of common stock for future issuance under its 2015 Equity Incentive Plan, as amended (the "Plan"), of which: (i) options to purchase 277,750 shares of common stock have been granted and are subject to issuance; and (ii) 472,250 shares of common stock are available for future issuance under the Plan. The amount outstanding includes these granted options to purchase and shares available for future issuance.

Convertible Note – 2024A Note Series

The security will convert into Capital stock and the terms of the Convertible Note – 2024A Note Series are outlined below:

Amount outstanding: $125,000.00
Maturity Date: September 08, 2026
Interest Rate: 8.0%
Discount Rate: 70.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: equity financing with total proceeds of not less than $1,000,000

Material Rights

Conversion Triggers: (i) an equity financing with total proceeds of not less than $1,000,000 (a "Qualified Financing"); (ii) an equity financing that does not constitute a Qualified Financing, which may upon election of the noteholders holding a majority of the outstanding note principal (the "Majority Holders") be treated as a Qualified Financing; (iii) at the maturity date upon the election of the Majority Holders; or (iv) upon a change of control (a "Change of Control"), which includes (a) a consolidation or merger other than one in which the shares of capital stock of the Company immediately prior to such transaction continue to represent a majority of the voting power of the post-transaction entity; (b) a transaction to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (c) upon the election of the Majority Holders, the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property, other than transactions for equity financing purposes.

Conversion Rights:

The security will convert into either: (i) the type of equity securities that the Company issues and sells in a Qualified Financing; or (ii) common stock.

In connection with a Qualified Financing, the outstanding principal and unpaid accrued interest will convert into the type of equity securities sold in the Qualified Financing at an effective conversion price equal to the lesser of (i) 70% of the cash price per share paid for the equity securities purchased in the financing, or (ii) the quotient resulting from dividing the Valuation Cap by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including all shares reserved for future issuance under the Plan).

In connection with a conversion upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest will convert into common stock at a conversion price equal to the quotient resulting from dividing the Valuation Cap by the number of outstanding shares of common stock of the Company outstanding as of the maturity date (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including all shares reserved for future issuance under the Plan).

In connection with a Change of Control, the outstanding principal balance and any unpaid accrued interest will convert into common stock at a conversion price equal to the quotient resulting from dividing the Valuation Cap by the number of outstanding shares of common stock of the Company outstanding immediately prior to the Change of Control (assuming conversion of all securities convertible into common stock, exercise of all outstanding options and warrants, and including all shares reserved for future issuance under the Plan).

Convertible Note – 2025A Note Series

The security will convert into Capital stock and the terms of the Convertible Note – 2025A Note Series are outlined below:

Amount outstanding: $30,000.00
Maturity Date: September 08, 2026
Interest Rate: 8.0%
Discount Rate: 70.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: Same as 2024A Note Series

Material Rights

As described in the Company's financial statements, certain notes payable were converted into equity subsequent to the initial filing of this Form C.

Same as 2024A Note Series

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The number of outstanding shares used in this section does not reflect any equity issuances resulting from the conversion of outstanding debt instruments subsequent to the initial filing of this Form C.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,212,573.00
Number of Securities Sold: 697,405
Use of proceeds: General corporate purposes
Date: August 28, 2023
Offering exemption relied upon: 506(b)
- Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: General corporate purposes
Date: June 18, 2024
Offering exemption relied upon: 506(b)
- Type of security sold: Convertible Note
Final amount sold: $60,000.00
Use of proceeds: General corporate purposes
Date: March 08, 2025
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The Company is in the growth stage and is revenue generating. During fiscal years 2024 and 2025, the Company focused on improving operating efficiency, refining its marketing mix, and rationalizing operating expenses while maintaining product line expansion across pilot, motorcycle, and consumer eyewear markets. These initiatives produced meaningful improvements in gross margin and a substantial reduction in operating losses during the periods presented.

Revenue

Revenue for fiscal year 2024 was $3,121,518 compared to $3,194,983 in fiscal year 2025, representing a 2.4% year-over-year increase.

Revenue grew modestly during fiscal year 2025 as the Company maintained core product line sales while refining its marketing mix and channel focus. Following the prior year's expansion into broader digital advertising channels and the motorcycle market, management narrowed marketing investment toward higher-performing channels, which contributed to improved sales efficiency despite a smaller advertising and marketing budget.

The Company also recorded growth in unearned revenue, which more than tripled to $204,516 at year-end 2025 from $68,394 at year-end 2024. This balance consists of outstanding gift cards and unearned loss protection revenue and represents future revenue to be recognized upon redemption or completion of the underlying performance obligations.

The Company's inventory is primarily custom manufactured and subject to extended production lead times, which typically exceed six months, with payment due at the time of shipment. As a result, inventory purchasing decisions are made in advance based on projected demand, which limits the Company's ability to adjust inventory levels in response to short-term changes in sales trends.

Cost of Sales

Cost of Revenue for fiscal year 2024 was $879,113 compared to $749,226 in fiscal year 2025, a decrease of approximately $130,000.

The decrease in cost of revenue during fiscal year 2025 was attributable to a combination of improved sourcing, refined product mix, and disciplined pricing relative to the prior year. The Company's inventory balance increased to $352,292 at year-end 2025 from $281,837 at year-end 2024, reflecting continued advance commitments tied to the custom nature of the product and extended production lead times.

Management continues to evaluate inventory planning and purchasing practices to better align inventory levels with demand and to support continued gross margin expansion.

Gross Margins

Gross profit for fiscal year 2024 was $2,242,405 compared to $2,508,774 in fiscal year 2025. Gross margin expanded to 77.0% in 2025 from 71.8% in 2024.

The improvement in gross margin was driven by the combination of modestly higher revenue and a meaningful reduction in cost of revenue. Margin performance benefited from improved product mix, refined sourcing, and pricing discipline. Both gross profit dollars and gross margin percentage improved year over year, reflecting more efficient unit economics relative to the prior period.

Expenses

Total operating expenses for fiscal year 2024 were $2,809,290 compared to $2,504,256 in fiscal year 2025, a reduction of approximately $305,000.

The decrease in operating expenses during fiscal year 2025 reflected disciplined cost management across multiple expense categories. Advertising and marketing decreased by approximately $155,000 to $633,138 from $788,608 as the Company reduced spend on lower-performing digital channels. General and administrative expenses decreased by approximately $98,000 to $1,749,614 from $1,847,405. Research and development expense was eliminated, and depreciation expense fell to zero from $65,179 in 2024, reflecting the sale and disposal of fixed assets during the period. These reductions were partially offset by higher rent and lease expense of $118,831 (versus $89,045 in 2024) associated with the Company's relocation to a new industrial facility in September 2025.

The combined effect of higher gross profit and lower operating expenses was a substantial shift to operating income of ($4,518) in 2025 from a loss of ($566,885) in 2024, an improvement of more than $571,000. Interest expense increased to $63,155 from $24,219, reflecting the Company's expanded use of debt financing. Net loss for fiscal year 2025 was ($56,107), compared to ($575,531) in fiscal year 2024, representing a 90% year-over-year improvement.

Historical results and cash flows:

Historically, the Company has generated cash primarily from product sales. The Company has funded its operations through revenue and additional capital as needed to support growth initiatives. Cash used in operating activities improved substantially to ($19,167) in fiscal year 2025 from ($468,369) in fiscal year 2024, driven by the narrower net loss and growth in unearned revenue, partially offset by inventory build. Investing activities generated $35,473 in 2025, primarily from the sale of vehicles and containers, while financing activities used ($85,933) reflecting net debt repayments partially offset by new convertible note proceeds.

Future operating results and cash flows will depend on factors including sales performance, inventory management, marketing effectiveness, operating expenses, and access to additional capital. There can be no assurance that historical trends will continue or that the Company will achieve profitability in future periods.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2025, the Company's capital resources consisted primarily of cash on hand and available banking facilities. The Company maintained a line of credit and checking account with Frost Bank, as well as checking accounts with Chase Bank and ABC Bank.

As of that date, the Company's reviewed financial statements reported cash and cash equivalents of $51,656, compared to $121,283 at year-end 2024. Total current assets were $495,117 against current liabilities of $870,756, resulting in a working capital deficit of approximately ($375,639). Total equity was $313,386 at year-end 2025, compared to $369,493 at year-end 2024, with accumulated deficit of ($1,654,187).

These capital resources are used to fund ongoing operations, including inventory purchases, marketing expenditures, and general working capital needs. Historically, the Company has funded its operations primarily through revenue generated from product sales, supplemented by access to banking relationships and external capital as needed. During 2025, the Company also expanded its financing sources to include a merchant cash advance arrangement administered through Shopify Capital and additional convertible notes.

The Company's future liquidity requirements will depend on factors including sales performance, inventory management, operating expenses, and the timing and extent of growth initiatives. As discussed in Note 8 of the accompanying financial statements, the Company's independent accountant has identified conditions that indicate substantial doubt about the Company's ability to continue as a going concern. Management intends to fund operations through this crowdfunding campaign and ongoing revenue- producing activities. There can be no assurance that additional financing will be available on favorable terms, or at all.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We experienced improved operating cash flow in 2025 and are using the funds to help increase our rate of growth and overall trajectory.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We experienced improved operating cash flow in 2025 and are using the funds to help increase our rate of growth and overall trajectory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We experienced improved operating cash flow in 2025 and are using the funds to increase our rate of growth and overall trajectory.

How long will you be able to operate the company if you raise your maximum funding goal?

We experienced improved operating cash flow in 2025 and are using the funds to help increase our rate of growth and overall trajectory.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: SBA Economic Injury Disaster Loan (EIDL)
  Amount Owed: $90,014.00
  Interest Rate: 3.75%
  Original principal of $96,500. Monthly installment payments of $471, including principal and interest.

- Creditor: Frost Bank Line of Credit
  Amount Owed: $15,000.00
  Interest Rate: 2.0%
  Maturity Date: April 22, 2031
  Interest Rate: Prime + 2.00% (6.00% floor). Revolving line of credit with maximum borrowing capacity of $30,000. Payable on demand.

- Creditor: ABC Bank SBA-Backed Loan
  Amount Owed: $86,441.00
  Interest Rate: 9.0%
  Maturity Date: January 26, 2034
  Interest Rate: WSJ Prime + 0.5%, adjusted quarterly (currently 9.00%). Original principal of $100,000. Secured by Company assets.

- Creditor: ABC Bank SBA-Backed Line of Credit
  Amount Owed: $50,000.00
  Interest Rate: 9.0%
  WSJ Prime + 0.5%, adjusted quarterly (currently 9.00%). Original principal of $50,000. Secured by Company assets.

- Creditor: WebBank / Shopify Capital Merchant Loan
  Amount Owed: $145,200.00
  Interest Rate: 0.0%
  Interest Rate: Fixed finance charge of $11,800 (total repayment $211,800) Maturity Date: Up to 18-month term from September 2025 origination Original principal of $200,000. Repaid through daily remittances equal to 11% of the Company's Shopify sales proceeds.

- Creditor: Notes Payable – Related Party (Shareholder Promissory Note)
  Amount Owed: $102,031.00
  Interest Rate: 7.0%
  Converted into equity in 2026 (subsequent event) Original principal of $200,000 from March 2023. Subsequently converted into common stock pursuant to a Common Stock Purchase Agreement.

- Creditor: Convertible Promissory Notes – Related Party (2024 Series)
  Amount Owed: $125,000.00
  Interest Rate: 8.0%
  Convertible into common stock at a 20% discount during a qualified financing or change of control, subject to a $20,000,000 valuation cap. Held by related parties.

- Creditor: Convertible Promissory Note – Third Party (2025 Series)
  Amount Owed: $30,000.00
  Interest Rate: 8.0%
  Convertible into common stock at a 20% discount during a qualified financing or change of control, subject to a $20,000,000 valuation cap.

Related Party Transactions

- Name of Person: Related-Party Convertible Note Holders (including the Craig Allen Gill and Beth Vanya Gill Joint Revocable Trust)
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: Aggregate principal amount of $125,000 at 8% annual interest as of December 31, 2025 (increased from $100,000 at December 31, 2024).
  Material Terms: The Company has entered into multiple convertible note agreements with related parties for the purpose of funding operations, with an aggregate balance of $125,000 as of December 31, 2025. The notes bear 8% interest, mature in 2026, and are repayable on demand of the holder prior to conversion. The notes are convertible into common stock at a 20% discount during a qualified financing or change of control, subject to a $20,000,000 valuation cap, as further described in Note 3 of the financial statements attached as Exhibit B.

- Name of Person: Shareholder Promissory Note Holder
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: Promissory note with an outstanding balance of $102,031 at 7% annual interest as of December 31, 2025.
  Material Terms: In March 2023, the Company entered into a $200,000 promissory note with a shareholder bearing interest at 7% per annum. The outstanding balance was $102,031 as of December 31, 2025. As a subsequent event in 2026, the Company entered into a Common Stock Purchase Agreement with the holder, pursuant to which the holder purchased 22,849 shares of common stock at $4.17 per share for total consideration of approximately $95,281. The purchase price was satisfied through a combination of cash and conversion of outstanding indebtedness, and certain existing secured debt was automatically converted into equity at closing. The Company repaid $38,890 of related-party notes during 2025 (compared to $30,398 in 2024).

- Name of Entity: Various Related Parties
  Names of 20% owners: N/A
  Relationship to Company: Related Parties
  Nature / amount of interest in the transaction: Receivables due from related parties of $47,605 as of December 31, 2025 (increased from $40,395 at December 31, 2024).
  Material Terms: The Company holds receivables due from related parties totaling $47,605 as of December 31, 2025. These receivables are non-interest-bearing and due on demand. Refer to Note 3 of the financial statements attached as Exhibit B for additional information.

Valuation

Pre-Money Valuation: $27,980,303.85

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $160,000 in Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,999.32 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  75.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  17.5%
  Google, Meta, SEO, Banner ads, marketing to promote our consumer facing website.

If we raise the over allotment amount of $1,234,999.71, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- In-House manufacturing (made in USA)
  31.5%
  Buying equipment and hiring additional staff to complete our goal of fully Made in USA.

- Increased Advertising and marketing for our POS consumer facing website.
  30.0%
  Google, Meta, SEO, Banner ads, marketing to promote our consumer facing website. As well as sales booths at more consumer facing events.

- Expand our retailer network
  30.0%
  Expand our sales team and complete production of our latest in-store retail locking display case for our eyewear. Also, booths at appropriate industry trade shows, such as the Optician, motorcycle, and other markets.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://flyingeyesoptics.com/ (https://flyingeyesoptics.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/flying-eyes-optics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Summer Hawk Optics, Inc.

[See attached]

SUMMER HAWK OPTICS, INC. (the "Company") a Texas Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Summer Hawk Optics, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 30, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	51,656	121,283
Accounts Receivable	21,056	61,520
Prepaid Expenses	22,508	24,035
Inventory	352,292	281,837
Due from Related Parties	47,605	40,395
Total Current Assets	495,117	529,070
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	3,789	47,276
Intangible Assets: Patents and Designs	194,436	197,109
Right of Use Asset	275,640	25,666
Investment	550,000	550,000
Security Deposits	20,084	12,070
Total Non-Current Assets	1,043,949	832,121
TOTAL ASSETS	1,539,066	1,361,191
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	160,670	137,087
Line of Credit	15,000	30,000
Unearned Revenue	141,499	68,394
Financing Lease Liability - Short Term Portion	3,126	10,633
Operating Lease Liability - Short Term Portion	98,230	27,839
Convertible Notes - Related Parties	125,000	100,000
Convertible Notes	30,000	-
Notes Payable - Related Party	102,031	140,921
Notes Payable - Short Term Portion	195,200	284,119
Total Current Liabilities	870,756	798,993
Long-term Liabilities		
Financing Lease Liability - Long Term Portion	-	3,126
Operating Lease Liability - Long Term Portion	178,469	-
Notes Payable - Long Term Portion	176,455	189,579
Total Long-Term Liabilities	354,924	192,705
TOTAL LIABILITIES	1,225,680	991,698
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	596	596
Additional Paid in Capital	1,966,977	1,966,977
Accumulated Deficit	(1,654,187)	(1,598,080)
Total Equity	313,386	369,493
TOTAL LIABILITIES AND EQUITY	1,539,066	1,361,191

Statement of Operations

	Year Ended December 31,	
	2025	2024
Revenue	3,258,000	3,121,518
Cost of Revenue	749,226	879,113
Gross Profit	2,508,774	2,242,405
Operating Expenses		
Advertising and Marketing	633,138	788,608
General and Administrative	1,749,614	1,847,405
Rent and Lease	118,831	89,045
Research and Development	-	16,380
Depreciation	-	65,179
Amortization	2,673	2,673
Total Operating Expenses	2,504,256	2,809,290
Operating Income (loss)	4,518	(566,885)
Other Income		
Gain on Sale of Fixed Assets	-	15,000
Other Income	8,518	572
Total Other Income	8,518	15,572
Other Expense		
Interest Expense	63,155	24,219
Loss on Sale of Fixed Assets	5,988	-
Total Other Expense	69,143	24,219
Earnings Before Income Taxes	(56,107)	(575,531)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(56,107)	(575,531)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2024	5,959,905	596	1,966,977	(1,022,549)	945,025
Net Income (Loss)	-		-	(575,531)	(575,531)
Ending Balance 12/31/2024	5,959,905	596	1,966,977	(1,598,080)	369,493
Net Income (Loss)	-		-	(56,107)	(56,107)
Ending Balance 12/31/2025	5,959,905	596	1,966,977	(1,654,187)	313,386

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	(56,107)	(575,531)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	65,179
Amortization	2,673	2,673
Accounts Payable and Accrued Expenses	23,583	43,236
Line of Credit	(15,000)	30,000
Unearned Revenue	73,105	6,380
Accounts Receivable	40,464	(45,194)
Prepaid Expenses	1,527	24,723
Inventory	(70,455)	(1,343)
Due from Related Party	(7,210)	4,957
Operating Lease	(4,240)	74,606
Other	(7,507)	(98,055)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	36,940	107,162
Net Cash provided by (used in) Operating Activities	(19,167)	(468,369)
INVESTING ACTIVITIES		
Fixed Assets	(15,444)	(103,432)
Sale of Vehicle & Containers	58,932	15,000
Security Deposits	(8,014)	(6,000)
Net Cash provided by (used by) Investing Activities	35,473	(94,432)
FINANCING ACTIVITIES		
Repayments of Notes Payable - Related Party	(38,890)	(30,398)
Proceeds from/(Repayments of) Notes Payable	(102,043)	374,734
Proceeds from Convertible Notes	55,000	100,000
Net Cash provided by (used in) Financing Activities	(85,933)	444,335
Cash at the beginning of period	121,283	239,749
Net Cash increase (decrease) for period	(69,627)	(118,466)
Cash at end of period	51,656	121,283

Summer Hawk Optics, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Summer Hawk Optics, Inc. (the "Company") was formed in Texas in August of 2013. The Company designs and manufactures patented eyewear engineered for use with helmets, aviation headsets, and other headgear. The Company's products are primarily marketed to pilots, motorcyclists, and other helmet-wearing consumers seeking ergonomic and optically compatible eyewear solutions.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Investment

The Company acquired 335,366 shares of common stock of ECOVAP, Inc., a privately held entity, pursuant to a stock purchase agreement dated June 21, 2023. The shares were acquired in exchange for 275,000 newly issued shares of the Company's common stock, with an agreed-upon value of approximately $550,000 based on the Company's contemplated equity financing valuation. The Company does not have a controlling interest or significant influence over the investee and accounts for the investment in accordance with ASC 321, *Investments—Equity Securities*. As the investment does not have a readily determinable fair value, it is recorded at cost, adjusted for observable price changes or impairments. Management evaluates the investment for impairment at each reporting period and has not identified any impairment as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by designing, manufacturing, and selling patented eyewear, including prescription (RX) and non-prescription sunglasses and eyeglasses, to retailers and end users under the dba Flying Eyes Optics. The Company's primary performance obligation is the delivery of products to customers within 3-5 days of purchase. Revenue is recognized at the point of shipment when control of the products transfers to the customer, net of estimated returns. Payment terms vary by customer segment: business-to-business (B2B) sales are conducted on 30-day credit terms, while business-to-consumer (B2C) sales are collected at the point of sale. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers upon settling the refund liability. The Company recognized unearned revenue of $141,499 consisting of gift cards outstanding and unearned loss protection revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Intangible Assets

The Company's primary intangible asset consists of patents valued at $197,000, which represent the Company's patented eyewear designs engineered for use with helmets, aviation headsets, and other headgear. Patents are amortized on a straight-line basis over their estimated useful lives. The Company also holds mold design intangible assets totaling $5,980.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists primarily of finished goods and is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	227,750	$2.0
Granted	175,000	$2.5
Exercised	-	$-
Expired/cancelled	(150,000)	$2.4
Total options outstanding, December 31, 2024	252,750	$2.2
Granted	74,000	$2.5
Exercised	-	$-
Expired/cancelled	(25,000)	$2.0
Total options outstanding, December 31, 2025	301,750	$2.3
Options exercisable, December 31, 2025	163,730	$2.2

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2024	205,124	$-
Granted	175,000	$-
Vested	(80,375)	$-
Forfeited	(150,000)	$-
Nonvested options, December 31, 2024	149,749	$-
Granted	74,000	$-
Vested	(60,729)	$-
Forfeited	(25,000)	$-
Nonvested options, December 31, 2025	138,020	$-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, Florida, and Texas. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations with related parties totaling $125,000. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2026. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The note is convertible into shares of the Company's common stock upon the occurrence of specified events, including: (i) a Qualified Financing (defined as equity financing of $1,000,000 or more), at the lesser of 70% of the Qualified Financing price or based on a valuation cap of $20,000,000; (ii) at maturity, at the election of the majority note holders, based on the $20,000,000 valuation cap; or (iii) upon a Change of Control, at the election of the holder, at the $20,000,000 valuation cap, or otherwise the holder receives cash repayment of principal plus accrued interest.

In March 2023, the Company entered into a $200,000 promissory note with a shareholder. The note accrued interest at 7% per annum. The balance of the loan was $102,031 as of December 31st, 2025. In 2026, the Company entered into a Common Stock Purchase Agreement with an accredited investor whereby the investor purchased 22,849 shares of common stock for total consideration of approximately $95,281. The purchase price was satisfied through a combination of cash and/or conversion of outstanding indebtedness owed to the investor. As part of the agreement, certain existing secured debt was automatically converted into equity at closing, and any remaining debt obligations related to the converted amounts were extinguished upon issuance of the shares. The shares were issued at a price of $4.17 per share and are subject to the terms of the Company's shareholder agreement.

The Company had various receivables due from related parties totaling $47,605 as of December 31st, 2025. The amounts do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Leases

The Company leased commercial space under a noncancelable operating lease with a term from May 1, 2022 through April 30, 2025. Base rent ranges from approximately $4,995 to $6,998 per month during the term, with additional variable payments for the Company's pro rata share of taxes, insurance, and common area maintenance. The Company did not exercise its right to renewal options. Subsequent to the lease term ending, the Company moved to a new location. The Company now leases industrial premises under a noncancelable operating lease commencing September

1, 2025 and expiring August 31, 2028. Base rent is payable monthly and escalates annually from $8,750 to $9,012.50, with additional payments for property taxes, insurance, and common area maintenance. The lease requires a security deposit of $11,710.42 and provides the Company the right to use the premises for general office and warehouse purposes.

Financing Leases

The Company also holds two finance leases with NewLane Finance Company for optical manufacturing equipment from Coburn Technologies, both bearing interest at 3.49% per annum with $1 purchase options at end of term. As of December 31, 2025, one finance lease was fully paid off and the remaining finance lease obligation was $3,126, due within twelve months and classified as a current liability.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-25**
Operating lease expense	60,581
Financing lease expense	75
Total	60,656
Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	62,992
Operating cash flows from financing leases	75
ROU assets obtained in exchange for new operating lease liabilities	308,343
ROU assets obtained in exchange for new financing lease liabilities	-
Weighted-average remaining lease term in years for operating leases	2.67
Weighted-average remaining lease term in years for financing leases	0.42
Weighted-average discount rate for operating leases	3.5%
Weighted-average discount rate for financing leases	3.5%

Maturity Analysis	**Operating**	**Financing**
2026-12	106,052	3,126
2027-12	109,232	-
2028-12	74,256	-
2029-12	-	-
2030-12	-	-
Thereafter	-	-
Total undiscounted cash flows	289,540	3,126
Less: present value discount	(12,840)	-
Total lease liabilities	276,700	3,126

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loan and convertible notes

In June 2020, the Company received a $96,500 Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration bearing interest at 3.75% per annum. Monthly installment payments of $471, including principal and interest, began twelve months from the note date, with all remaining principal and interest due thirty years from the note date. The balance of the loan was $90,014 as of December 31st, 2025.

The Company entered into an SBA loan agreement dated January 26, 2024 with an original principal balance of $100,000, bearing interest at 9.00% per annum (WSJ Prime + 0.5%, adjusted quarterly) and expected final payment in 2034. The loan requires periodic principal and interest payments in accordance with the note terms and is secured by the Company's assets. The balance of the loan was $86,441 as of December 31st, 2025.

The Company entered into an SBA loan agreement dated January 26, 2024 with an original principal balance of $50,000, bearing interest at 9.00% per annum (WSJ Prime + 0.5%, adjusted quarterly) and expected final payment in 2031. The loan requires periodic principal and interest payments in accordance with the note terms and is secured by the Company's assets. The balance was $50,000 as of December 31st, 2025.

In September 2025, the Company entered into a $200,000 merchant loan with WebBank, administered through Shopify Capital, with a total repayment obligation of $211,800, reflecting a fixed finance charge of $11,800. The loan is repaid through daily remittances equal to 11% of the Company's Shopify sales proceeds over a maximum term of 18 months. The balance was $145,200 as of December 31st, 2025.

Convertible Notes - The Company has entered into a convertible note agreement for the purposes of funding operations with a third party totaling $30,000. The interest on the note was 8%. The amount is to be repaid at the demand of the holder prior to conversion with maturity in 2026. The note is convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The note is convertible into shares of the Company's common stock upon the occurrence of specified events, including: (i) a Qualified Financing (defined as equity financing of $1,000,000 or more), at the lesser of 70% of the Qualified Financing price or based on a valuation cap of $20,000,000; (ii) at maturity, at the election of the majority note holders, based on the $20,000,000 valuation cap; or (iii) upon a Change of Control, at the election of the holder, at the $20,000,000 valuation cap, or otherwise the holder receives cash repayment of principal plus accrued interest.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	415,382
2027	23,152
2028	25,152
2029	26,152
2030	27,152
Thereafter	111,695

Debt Summary

				For the Year Ended December 2025		
Debt Instrument Name	**Principal Amount**	**Interest Rate/ Fixed Fee**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Notes Payable - Related Party	200,000	7%	Converted into Equity in 2026	102,031	-	102,031
Notes Payable 1	96,500	3.75%	2050	5,652	84,362	90,014
Notes Payable 2	100,000	WSJ Prime +0.5% Adjusted Quarterly	2034	7,500	78,941	86,441
Notes Payable 3	50,000	WSJ Prime +0.5% Adjusted Quarterly	2031	-	50,000	50,000
Notes Payable 4	200,000	$11,800	2026	145,200	-	145,200
Convertible Notes	155,000	8.00%	2026	155,000	-	155,000
Total				415,382	213,303	628,685

Line of Credit

The Company maintains a revolving line of credit with Frost Bank with a maximum borrowing capacity of $30,000, maturing on April 22, 2031. The line bears interest at a variable rate equal to the lender's prime rate plus 2.00%, with a floor of 6.00%, and is payable on demand. As of December 31, 2025, outstanding borrowings totaled $15,000.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. 5,959,905 shares were issued and outstanding as of 2025 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 30, 2026, the date these financial statements were available to be issued.

See Note 3 – Related Party Transactions for details of the conversion of a note payable into equity.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Flying Eyes Optics, Inc.

Patented eyewear engineered Specifically for comfort under Headsets & Helmets

Flying Eyes is redefining performance eyewear—built by pilots, trusted by professionals, and worn by adventurers worldwide.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


FLYING EYES®
PATENTED EYEWEAR FOR HEADSETS AND HELMETS
INVESTMENT RAISE 2026

$169,875.82 Raised

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$4.17 Per Share

RAISED	INVESTORS
$169,875.82	83
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$496.23	$27.98M

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REASONS TO INVEST

A Product with Unique IP

Our patented eyewear helps solve a serious pain point (literally): traditional glasses hurt under headgear. We address that with temples just 1mm thin, made from aerospace-grade Resilamide™—a solution hard to replicate.

Real Traction, Not Hype

On Average, since 2020, we've grown approximately 70% year over year. Many of our customers own multiple pairs and enthusiastically promote the brand. Our global traction is also growing.

Built by Insiders, Backed by Experience

Our founder is a pilot. Our customers are pilots, riders, military professionals, and adventurers. We are our market. And now, we're adding U.S. manufacturing muscle to scale through in-house lens edging and final assembly at our facility.

TEAM



Dean Siracusa • Founder, Director & CEO

Dean Siracusa is a serial entrepreneur and inventor with nearly 30 years of experience across media, aviation, and consumer products. He is the founder of Flying Eyes Optics and the inventor of its patented eyewear technology, uniquely engineered for people ...

Read More



Brad Davis • Operations and General Manager

Brad has led operational scaling, systems modernization, and team development. He has driven the overhaul of core business systems, improved cross-department efficiency, and built a high-performing team to support the company's rapid growth ...

Read More



Chris Deschenes • Corporate Sales

Chris brings over 15 years of business development and consulting experience to Flying Eyes. He specializes in a consultative approach and supports the implementation of new business across multiple industries. Chris is an expert in ...

Read More

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Company Overview

Flying Eyes Optics has sold tens of thousands of its **patented, headset-compatible eyewear** to passionate, gear-reliant professionals and hobbyists. We're now **scaling U.S. manufacturing**, expanding into untapped global markets, and aiming for industry prominence in a company-estimated $16.6 billion sector*.

With **thousands of followers across social media** and **millions of views**, Flying Eyes is becoming a globally recognized brand. Our international customer base spans aviation, motorsports, equestrian, cycling, and tactical communities from the U.S. to Australia, the Middle East to Europe.



The Pitch

Flying Eyes creates **high-performance, ultra-comfortable eyewear** for people who wear helmets or headsets—aviators, motorcyclists, tactical pros, and more. Protected by multiple U.S. Utility and Design Patents, we believe our eyewear is one of the **first and only truly comfortable solution** for this massive audience.

From the skies over Europe to racetracks in Australia to police units in the U.S., our customers are wearing Flying Eyes—and sharing their love for the brand worldwide.


FLYING EYES®
FLEXIBLE RESILAMIDE™ FRAMES
MILLIMETER-THIN SEAMLESS TEMPLES
IMPACT-RESISTANT POLYCARBONATE LENSES
LIFETIME FRAME, 1YR. LENS WARRANTIES


FLYING EYES®
BOSE
ENGINEERED & PATENTED FOR
UNDER HEADSET COMFORT

The Problem We're Solving

Headgear + traditional eyewear = pain.

Most glasses create pressure points, break noise seals on headsets, or won't even fit under a helmet.

Flying Eyes fixes this with:

- **Temples only 1mm thin**—they don't interfere with headgear
- **Aerospace-grade Resilamide™** for durability, flexibility, and comfort
- **Virtually unbreakable design**, optimized for full-day wear
- **14+ models and plans to expand:** from aviators to tactical wraparounds and ophthalmics

Our products are not "me-too" gear. They're **mission-critical tools** for performance-driven people.

"Most glasses press so hard into my head under a headset I'd get headaches after 30 minutes. Flying Eyes changed that completely." —Tony G., Commercial Pilot

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.





The Market Opportunity (and Why It's Even Bigger Than You Think)

Flying Eyes believes it's one of the first and only eyewear solution **engineered for compatibility with helmets and headsets.**

While we currently target a core audience of **150 million** active aviators, riders, tactical professionals, and others who purchase premium eyewear every 18 months on average, we think that's just the beginning.

According to global safety and occupational data, an estimated **10% to 20% of the US population**—that's **millions of people that— wear headgear or hearing protection daily** for work or recreation. This includes:

- Pilots & flight crews
- Motorcycle & motorsport riders
- Construction & industrial workers
- Military & tactical personnel
- Cyclists & equestrians
- Emergency responders
- Forestry, mining, and utilities professionals
- Hearing aid users requiring specialized fit

Population and market size figures are company estimates based on third-party data. They reflect addressable market potential, not actual or projected revenues.

These are people who *can't afford discomfort or distraction.*

Flying Eyes has a strong presence in this niche. With patented IP and proven product-market fit, we believe we're poised to scale from our specialty roots into a massive, underserved global market.


OUR CURRENT MARKET
$16.6B
Current Annual Addressable Market
150,228,075
Current Target Population
18 Months
Average Re-Order
USA EMTs/Firefig... 1.7%
USA Shooting Sp... 7.7%
USA Motorsports... 2.3%
USA Other Outdo... 2.7%
USA Motorcyclists 5.6%
USA Road Cyclists 28.1%
Aviation Worldwide 2.1%
EU Motorcyclists 20.7%
USA Gamers (Rx) 27.1%
150M
*Average re-order frequency by our customers, which is in-line with The Vision Council studies of luxury eyewear (anything over $200).
FLYING EYES®

Figures shown are company estimates based on internal data and third-party research. The 18-month re-order rate reflects Flying Eyes customer history and may not be representative of the broader market. Market size figures reflect potential opportunity, not actual or projected revenues.





Traction & Growth

- **On Average, since 2020, we've grown 88% annually.**
- **Tens of thousands of units sold globally**
- **29% of 2023 buyers already repurchased in 2024**
- **5.15x Return on marketing spend**
- **10.7 million views on our social media channels, year to date!**
- **100+ Retailers in the USA and around the world.**
- **Customers in 60+ countries and counting**

"Best glasses I've flown with. Quieter headset fit, no head squeeze, less fatigue." —Gregory R., Airline Pilot

"The comfort is unparalleled and I convinced our Resource Advisor to buy them for the entire Squadron!" — R.S. USAF AC-130 Gunship Pilot

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results





Why Invest Now

Flying Eyes believes it's a **category-defining brand** with IP, traction, and a loyal community.

Your investment helps us:

- Scale domestic manufacturing and R&D
- Expand global retail and distribution
- Fuel new product launches and partnerships

We're not selling sunglasses. We're building a performance brand for a global audience who's been ignored—until now.





 

What Our Customers Say

"Flying Eyes solved a massive problem. I can now wear sunglasses with my helmet for hours without pain. Game changer!" —Professional Motorcycle Instructor, USA

"As a commercial pilot flying 10-hour days, these are the only glasses that don't cause me pain or disrupt my headset seal. I won't fly without them." —Part 135 Pilot, USA

"I ride 150+ miles per week. These stay in place, don't press into my head under my helmet, and the optics are crystal clear." —Triathlete & Cycling Coach, Canada

"I use Flying Eyes with prescription lenses. They're the only ones that fit under my aviation headset and still look great outside the cockpit." —Corporate Jet Pilot, Australia

"Since switching to Flying Eyes, I barely notice I'm wearing glasses. No pressure, no pain. The lenses cut glare like magic."—Amanda C., Equestrian Trainer

"The ultra thin temples are a mere 1 mm thick, and because the frames are feather-light yet strong and flexible, they don't dig into the top of the ears and can be worn for hours without creating pressure points or discomfort.." —Pia Bergqvist—Pilot / Editor, Flying Magazine

"Flying Eyes slide effortlessly around your ears and into your helmet. Thanks to micro thin temples there is no resistance when putting them on. They are pain-free and easy to use." —Mark Vaughn—Editor, AutoWeek Magazine

"From Icelandic helicopter rescue ops to Brazilian motocross tours, our customers constantly tell us Flying Eyes is the only eyewear that works wherever they go." —Customer Support Lead, Flying Eyes

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.

 

ABOUT

HEADQUARTERS
98 Dupree Drive
Buda, TX 78610

WEBSITE
View Site

Flying Eyes is redefining performance eyewear—built by pilots, trusted by professionals, and worn by adventurers worldwide.

TERMS

Flying Eyes Optics, Inc.

Overview

PRICE PER SHARE
$4.17

VALUATION
$27.98M

DEADLINE
Jun. 30, 2026 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$496.23

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.71

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
4,796

MAX NUMBER OF SHARES OFFERED
296,163

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,539,066	$1,361,191
Cash & Cash Equivalents	$51,656	$121,283
Accounts Receivable	$21,056	$61,520
Short-Term Debt	$870,756	$798,993
Long-Term Debt	$354,924	$192,705
Revenue & Sales	$3,258,000	$3,121,518
Costs of Goods Sold	$749,226	$879,113
Taxes Paid	$0	$0
Net Income	-$56,107	-$575,531

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Shareholder Agreement Requirement: As a condition to investing, all investors will be required to become parties to the Company's Shareholder Agreement. The Shareholder Agreement contains provisions governing transfers of shares, rights of first refusal, drag-along rights, voting arrangements, and other material terms that will apply to your investment. Investors should review the Shareholder Agreement carefully before investing.

Voting Rights of Securities Sold in this Offering:

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Prior investors of Flying Eyes Optics will receive 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ in the first two weeks and receive 5% bonus shares + 20% off the next Flying Eyes eyewear purchase + free lens cleaner kit.

Early Bird 2: Invest $5,000+ in the first two weeks and receive 10% bonus shares. + 25% off the next Flying Eyes eyewear purchase + free lens cleaner kit.

Early Bird 3: Invest $10,000+ in the first two weeks and receive 15% bonus shares. + 1 free set of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation.

Early Bird 4: Invest $20,000+ in the first two weeks and receive 18% bonus shares. + 2 free sets of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation + VIP access to new releases.

Early Bird 5: Invest $50,000+ in the first two weeks and receive 20% bonus shares. + 5 free sets of Flying Eyes glasses of your choice + free lens cleaner kit + exclusive design consultation + VIP access to new releases.

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 7% bonus shares +25% off 3 pairs of glasses. .

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 5% bonus shares + 25% off 3 pairs of glasses.

Amount-Based Perks

Groundbreaker Investor: Invest $1000+ and receive 2% bonus shares + one time, 10% off any purchase of Flying Eyes products.

Pathfinder Investor: Invest $2,000+ and receive 3% bonus shares + one time, 15% off any purchase of Flying Eyes products.

Aviators Guild: Invest $5,000+ and receive 5% bonus shares + 15% off any purchase of Flying Eyes products for one year.

Vanguard Circle Investor: Invest $10,000+ and receive 7% bonus shares + 20% off any purchase of Flying Eyes products for one year. + exclusive design consultation + VIP access to new releases

Altitude Society: Invest $20,000+ and receive 10% bonus shares + 25% off any purchase of Flying Eyes products for two years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas.

Founders Circle: Invest $50,000+ and receive 15% bonus shares + 25% off any purchase of Flying Eyes products for three years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas + Collaborate with our design team to create a custom pair of Flying Eyes eyewear, based on your vision.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Summer Hawk Optics, Inc, D/B/A Flying Eyes Optics will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.17 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $417.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

ALL UPDATES

05.13.26

2025 Was a Turnaround Year, 2026 is Already Better

Hello to our investors and followers, we have a lot of good news to share!

2025: The Year the Business Turned

Our 2025 reviewed financial statements, prepared by Mongio and Associates CPAs, have been filed and are now reflected on this campaign page.

Revenue grew to $3,258,000, up from $3,121,518 in 2024. Gross profit expanded to $2,508,774, lifting our gross margin from 72% to 77%. Operating income improved by $571,000 in a single year. EBITDA improved by approximately $506,000 over the same period.

The full reviewed financials are available in the campaign materials on this page and we encourage everyone considering an investment to review them carefully alongside the rest of our filed offering documents.

What's Next

This update is the first of several we will be sharing.

We have a lot happening across the business right now, and rather than trying to cover everything at once, we want to give each major update the attention it deserves. In the coming weeks, we plan to share more on our strongest Sun-n-Fun (a 200K+ attendee airshow and vending event) showing to date, the launch of FlightDeck 360™ (prescription lenses for professional pilots), our expanding optician and distributor relationships, the progress we have made operationally behind the scenes, and the leadership roles we are actively working to fill.

Going forward, we will be posting on this page more regularly so you can track our progress as the business continues to grow.

Thank you for following Flying Eyes. We are excited about where the business stands today, and even more excited about what is ahead.

Dean Siracusa

Founder and CEO, Summer Hawk Optics, Inc. (dba Flying Eyes Optics)

This Reg CF offering is made available through StartEngine Primary, LLC, member FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.29.26

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Flying Eyes Optics, Inc. offering. Here's an excerpt describing the specifics of the change:

Updates to Form C Financials and Campaign Extending to June 29 2026

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Groundbreaker Investor

Invest $1000+ and receive 2% bonus shares + one time, 10% off any purchase of Flying Eyes products.

Select

$2,000

Pathfinder Investor

Invest $2,000+ and receive 3% bonus shares + one time, 15% off any purchase of Flying Eyes products.

Select

$5,000

Aviators Guild

Invest $5,000+ and receive 5% bonus shares + 15% off any purchase of Flying Eyes products for one year.

Select

$10,000

Vanguard Circle Investor

Invest $10,000+ and receive 7% bonus shares + 20% off any purchase of Flying Eyes products for one year. + exclusive design consultation + VIP access to new releases.

Select

$20,000

Altitude Society

Invest $20,000+ and receive 10% bonus shares + 25% off any purchase of Flying Eyes products for two years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas.

Select

$50,000

Founders Circle

Invest $50,000+ and receive 15% bonus shares + 25% off any purchase of Flying Eyes products for three years. + exclusive design consultation + VIP access to new releases + Flight Experience with the Founder, in Texas + Collaborate with our design team to create a custom pair of Flying

Select

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, I'm Dean Siracusa, Founder and CEO of Flying Eyes Optics, part of Summer Hawk Optics, Inc. Since 2013, we've been designing and manufacturing patented eyewear for people that wear helmets or headsets. Because when you're doing what you love, comfort and focus shouldn't be compromised. You ride motorcycles or fly airplanes like I do, most of you know that eyewear just doesn't fit comfortably under helmets or headsets. At Flying Eyes, we've solved that with our micro thin and flexible temples made from Rezil, a unique aerospace polymer. They're extremely durable and eliminate pain and interference when wearing them under helmets or headsets, so you can focus on what you love doing. Oh, and all Flying Eyes lenses block 100% of UV light.

The response to our eyewear has been remarkable. Since our founding, Flying Eyes has experienced impressive growth, and we now offer over 18 different frame models. Around one-third of our customers come back every year to buy more. And our eyewear has garnered incredible testimonials from pilots, motorcyclists, equestrians, cyclists, and even first responders. All confirming that our solution really works.

We're currently focused on the USA, Canada, the United Kingdom, New Zealand, Australia and the European Union. Together, these regions include over 150 million people who regularly wear helmets or headsets. That's a 16 billion dollar annual addressable market. With our current capital raise, we're focused on three strategic initiatives.

First, to complete the onshoring of our manufacturing to the USA that's already in progress. This will dramatically cut manufacturing lead times, improve quality control, and speed up the introduction of new products that have been requested by our audiences.

Second, to expand our marketing reach beyond aviation and motorcyclists into every channel where helmets and headsets are part of daily life.

And third, to build out our retail and international networks so Flying Eyes are available in more stores and more countries around the world. This is important because we've found that once people try on our glasses in person, they instantly learn what makes them unique.

Our long-term vision is clear. By focusing on this passionate, underserved audience, Flying Eyes will continue to grow into the defining brand for people who live life wearing a helmet or headset. We've already begun expanding into new markets, and this is just the beginning.

As part of this raise, we're offering exclusive investor perks:

from discounts on our eyewear at entry levels

to flight experiences with me

design input for new products

and even lifetime discounts on higher tiers

Early investors can also receive bonus shares during the first days of the campaign. Now through StartEngine, you can join us. This is your opportunity to invest alongside us as we expand globally, scale USA manufacturing, and continue redefining what eyewear can be for anyone who wears a helmet or headset. I invite you to review our offering circular, do your due diligence, and consider joining our journey. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED SHAREHOLDER AGREEMENT

This Amended and Restated Shareholder Agreement (the "**Agreement**") is made and is effective as of _________, by and among Summer Hawk Optics, Inc., a Texas corporation (the **"Company"**), and those holders of Company Shares (as defined herein) listed on **Schedule "A"** hereto or executing a Joinder Agreement substantially in the form attached as **Schedule "B"** hereto (each such person or entity is referred to in this Agreement as a "**Shareholder**", and collectively as "**Shareholders**").

RECITALS

WHEREAS, the Company and the Shareholders (the "**Existing Shareholders**") previously entered into a Shareholder Agreement, dated October 1, 2021 (the "**Prior Agreement**");

WHEREAS, any issued and outstanding shares of Common Stock and, to the extent applicable, any Preferred Stock that may become authorized by the Company, together with and any securities of the Company convertible into or exercisable for the Common Stock or the Preferred Stock owned as of the date hereof or any time hereafter shall be referred to in this Agreement as "**Company Shares**";

WHEREAS, the issued and outstanding Company Shares are sometimes collectively referred to herein as the "**Outstanding Capital Stock**";

WHEREAS, each of Dean Siracusa, After Global Holdings Corporation, and Nelson Harding are referred to herein as a "**Founder**," and collectively as the "**Founders**"; provided, however, that if any of the foregoing persons should no longer beneficially own (as such concept is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) any Company Shares, then such person shall no longer be deemed a Founder hereunder; provided further, that no transferee or successor in interest to or from a Founder will have any rights as a Founder hereunder; and

WHEREAS, the Company and the Existing Shareholders desire to induce certain investors to purchase certain shares of the Company's Common Stock in an offering conducted under Section 4(a)(6) of the Securities Act of 1933, as amended, by excluding such shares (the "**Crowdfunding Shares**") from certain restrictions hereunder by amending and restating the Prior Agreement in its entirety and entering into this Agreement to provide the Shareholders with the rights and privileges as set forth herein.

AGREEMENTS

NOW, THEREFORE, the parties agree as follows:

1. Restriction on Transfer.

During the term of this Agreement, the Shareholders agree not to directly or indirectly sell, assign, transfer, mortgage, pledge, hypothecate, or encumber in any other manner whatsoever, or give away, bequeath, or in any other manner dispose of, either voluntarily or by operation of law (any such transaction is referred to herein as a **"Transfer"**), any Company Shares (or any interest therein) that the Shareholders may now or hereafter beneficially own, acquire, or be entitled to, except for Transfers pursuant to Sections 2, 3, 4, or 5 of this Agreement. Any attempt to Transfer any Company Shares in violation of this provision or the provisions of Section 6 shall be null and void.

2. Right of Refusal.

(a) Limitation. Except for Transfers pursuant to Sections 3, 4, or 5 of this Agreement, a Shareholder may not Transfer Company Shares unless, prior to such Transfer, the Shareholder offers, in writing, such shares (the "**Offered Shares**") for sale to the Company and to the other Shareholders, as provided herein, for the time periods specified herein at the same price and on the same terms and conditions as the selling Shareholder proposes to Transfer the Offered Shares pursuant to a bona fide written offer therefor received by the selling Shareholder.

(b) Disclosure. In the event any Shareholder (a "**Selling Shareholder**") proposes to Transfer any Company Shares, the Selling Shareholder shall disclose the terms and conditions of such bona fide offer (the "**Offer**") and the identity of the offeror to the Company and the other Shareholders, including the number of Company Shares proposed to be acquired, the per share price, the total amount of consideration offered for such Offered Shares, and all other information reasonably necessary to fully describe the proposed Transfer, and in accordance with the terms hereof shall in writing offer to sell or transfer the Offered Shares to the Company and the other Shareholders on the same terms (the "**Offer Notice**"). Upon receiving such Offer Notice, the Company shall have thirty (30) days (the "**First Offering Period**") within which to accept the Offer and tender performance thereunder, as to all, but not less than all, of the Offered Shares.

(c) Shareholder Rights. In the event the Company does not accept the Offer before the expiration of the First Offering Period, then the other Shareholders shall have the right to accept the Offer and purchase the Offered Shares at the price and on the terms and conditions so offered. The other Shareholders shall have thirty (30) days following the expiration of the First Offering Period granted to the Company (the "**Second Offering Period**") within which to accept the Offer and tender performance thereunder as to all, but not less than all, of the Offered Shares.

(d) Pro Rata Rights. In the event more than one Shareholder accepts the Offer to acquire the Offered Shares, each Shareholder so electing shall have the right to purchase its ratable proportion of the Offered Shares owned by the Selling Shareholder, as compared with the Company Shares owned by all other Shareholders so electing, on an as-converted basis.

(e) Non-Monetary Consideration. In the event the consideration offered for any Offered Shares under this Section 2 includes consideration other than cash payable up-front or over time, then the value of such non-cash consideration shall be determined in good faith by the Selling Shareholder at the time the Offering Notice is given. If the Company or Shareholders, other than the Selling Shareholder, disagree with such determination by the Selling Shareholder, and give written notice of such disagreement within fifteen (15) days of receipt of the Offering Notice, then for a period of ten (10) days after such notice of disagreement has been given to the Selling Shareholder (the "**Non-Cash Consideration Agreement Period**"), the Selling Shareholder and the Company or other Shareholders disputing such determination shall attempt to agree on the fair market value of the non-cash consideration. If they cannot reach agreement by the end of the Non-Cash Consideration Agreement Period, then the Selling Shareholder and the Company and/or other Shareholders disputing such determination, as the case may be, shall attempt to agree on a qualified independent appraiser, of regional reputation, to determine the value of the non-cash consideration. If the Selling Shareholder and the Company and/or other Shareholders disputing such determination are unable to agree on an appraiser within twenty (20) days after the end of the Non-Cash Consideration Agreement Period, then any party may apply to the District Court of Travis County to designate such an appraiser. The appraiser shall prepare a report stating the fair market value of such non-cash consideration, which shall be conclusive evidence of the fair market value of the non-cash consideration for purposes of the Offer. The Selling Shareholder shall bear one-half (½) of the expense of the appraiser's fees and the Company (if it is disputing the Selling Shareholder's determination) or any other Shareholders disputing the determination shall bear the other one-half (½) of the expense of the appraiser's fees. The purchase price paid by the Company or other purchasing Shareholders for any Offered Shares where the Offer included non-cash consideration shall be in cash in an amount equal to the fair market value of the non-cash consideration offered for such Offered Shares as determined by this Section 2(e). Notwithstanding anything to the contrary herein, if the determination by the Selling Shareholder as to the value of the non-cash consideration offered for Offered Shares is disputed pursuant to this Section 2(e), then the First Offering Period shall not commence until a final determination of the value of the non-cash consideration is made in accordance with the procedures described above.

(f) Transfers. If the other Shareholders do not accept the Selling Shareholder's offer to sell the Offered Shares within the Second Offering Period, only then shall the Selling Shareholder be free to Transfer the Offered Shares to the named person from whom the Selling Shareholder received the Offer, at the price and on the terms and conditions of such Offer, during a period of ninety (90) days following the expiration of the Second Offering Period. Upon the termination of such ninety (90) day period, the Offered Shares shall again be subject to the provisions of this Section 2.

3. Exempt Transfers. The following Transfers of Company Shares (or any interest therein) shall be exempt from the restrictions set forth in Section 2 hereof: (i) any Transfer by gift or other assignment for no (or nominal) consideration to the spouse or legal equivalent of such Shareholder, to such Shareholder's family members, or for estate planning purposes to trusts that benefit such Shareholder and/or such Shareholder's spouse or legal equivalent, or family members; (ii) any Transfer to a person or entity that is already a Shareholder hereunder; (iii) any Transfer of Crowdfunding Shares, provided such Transfer complies with the requirements of 17 C.F.R. § 227.501 (as the same may be amended or superseded); and (iv) any Transfer that is approved with the written consent of the Board of Directors. Transfers permitted under this Section 3 are exempt from the restrictions set forth in Section 2 hereof only if the transferee agrees to be bound by the provisions of this Agreement and delivers to the Company a validly executed Joinder Agreement in the form attached hereto as **Schedule "B"**.

4. Mandatory Offer to Sell.

(a) Purchase Event. For purposes of this Agreement, any one of the following events shall constitute a "**Purchase Event**", provided such event shall not be deemed a Purchase Event with respect to any Crowdfunding Shares:

(i) The Death of a Shareholder. The date of the Purchase Event for purposes of this Agreement shall be deemed to be the date of the Shareholder's death. The authorized representative of the deceased Shareholder shall be obligated, as soon as reasonably practicable, to give notice of the Shareholder's death to the Company and the other Shareholders.

(ii) An Involuntary Transfer. For purposes hereof, an "**Involuntary Transfer**" shall mean any transfer of Company Shares: (i) as a result of bankruptcy or insolvency proceedings, enforcement of a judgment, or other events, where Company Shares are involuntarily transferred from a Shareholder to a third party; or (ii) as a result of divorce, annulment or other such proceedings, where some or all of the Company Shares held of record by the Shareholder are Transferred to the person who becomes through such proceedings such Shareholder's former spouse or legal equivalent. In the event that any Involuntary Transfer has occurred or is imminent, the Shareholder (and such person's spouse in the case of divorce or legal equivalent in the case of dissolution) shall immediately notify the Secretary of the Corporation of such Involuntary Transfer.

(b) Purchase Event: Obligation of Shareholders.

(i) Upon the occurrence of any Purchase Event, the Shareholder (or the deceased Shareholder's authorized representative, as the case may be) so required shall offer for sale to the Company all, but not less than all, of the Company Shares held by such Shareholder (also referred to herein as the "**Offered Shares**"). The Company shall have thirty (30) days (also referred to herein as the "**First Offering Period**") from the date that the fair market value of the Offered Shares has been finally determined in accordance with Section 4(c) hereof within which to decline or accept such offer and tender performance thereunder, as to all, but not less than all, of the Offered Shares.

(ii) If the Company does not accept such offer before the expiration of the First Offering Period, then the remaining Shareholders shall have an option to purchase the Offered Shares. The remaining Shareholders shall have thirty (30) days following the expiration of the First Offering Period granted to the Company (the "**Second Offering Period**") within which to exercise such option to purchase the Offered Shares and tender performance thereunder as to all, but not less than all, of the Offered Shares. If more than one Shareholder accepts the offer to acquire the Offered Shares, each Shareholder so electing shall have the right to purchase its ratable proportion of the Company Shares owned by the selling Shareholder, as compared with the Company Shares owned by all other Shareholders so electing, on an as-converted basis.

(iii) If no Shareholder accepts such offer before the expiration of the Second Offering Period, then the selling Shareholder or Shareholder's authorized representative, as the case may be, shall have the right to retain the Offered Shares subject to the provisions of this Agreement.

(c) Purchase Price. The price at which the Offered Shares shall be purchased and sold pursuant to Section 4(b) above shall be the fair market value of the Offered Shares.

For purposes of determining the fair market value of Offered Shares, persons making such determination shall consider the type or series of Company Shares comprising the Offered Shares and may elect to value different series or types of Company Shares differently. The fair market value of the Offered Shares shall be determined as of the first day of the calendar month preceding the month in which the Purchase Event occurred. For a period of thirty (30) days following receipt by the Company and the other Shareholders of actual notice of occurrence of the Purchase Event, the selling Shareholder (or such person's authorized representative) and the Company (or other purchasing Shareholders, as the case may be), shall attempt to agree on the fair market value of the Offered Shares. If they cannot reach agreement by the end of thirty (30) days (the "**Purchase Price Agreement Period**"), the selling Shareholder (or such person's representative) and the Company (or other purchasing Shareholders, as the case may be) shall, within twenty (20) days from the end of the Purchase Price Agreement Period, agree on a qualified independent appraiser, of regional reputation, experienced in the valuation of closely-held corporations and of properties of the kind held by the Company. The appraiser shall prepare a report stating the fair market value of the Offered Shares, which shall be conclusive as to the fair market value of the Offered Shares for such Offer. The Company, or the purchasing Shareholder(s), as the case may be, shall bear fifty percent (50%) of the expense of the appraiser's fees and the selling Shareholder shall bear fifty percent (50%) of the expense of the appraiser's fees.

(d) Method of Payment. Payment for the Offered Shares shall be made: (i) if by the Company, then by delivering one-half (½) of the purchase price in cash on the Closing Date, and execution and delivery of a promissory note for the remaining balance of the purchase price that shall bear interest from the Closing Date of the sale at an interest rate of five percent (5%), with the payment of one-half (½) of the principal amount and accrued interest thereunder due on each of the first and second year anniversaries after the execution of such promissory note such that the entire principal and interest shall be paid in full by the second anniversary after execution of the promissory note; or (ii) if by a purchasing Shareholder, then by delivering the full amount of the purchase price in cash on the Closing Date. The Company shall have the right to prepay any note at any time without premium or penalty. For purposes hereof, the "**Closing Date**" shall mean the date on which the Company or purchasing Shareholder(s) tender performance, which shall occur within the First Offering Period for purchases by the Company or within the Second Offering Period for purchases by purchasing Shareholder(s).

(e) Optional Grace Period. Notwithstanding Section 4(a)(i) or anything herein to the contrary, if, upon the death of a Shareholder, the deceased Shareholder's authorized representative so elects, in its sole discretion, then the date of the Purchase Event for purposes of this Agreement may be extended for up to one (1) year after the actual date of the Shareholder's death (the "**Optional Grace Period**"). If the deceased Shareholder's authorized representative elects for an Optional Grace Period, such representative shall notify the Company and other Shareholders of such election at the time the representative gives notice of the Shareholder's death to the Company and the other Shareholders pursuant to Section 4(a)(i). If the deceased Shareholder's authorized representative elects for an Optional Grace Period, then at any time during the one (1) year period after the Shareholder's death the representative may, upon written notice to the Company and other Shareholders ("**Purchase Event Notice**"), specify a date that will be deemed to be the date of the Purchase Event; provided, that such date is after the Purchase Event Notice and is on or before the one-year anniversary of the Shareholder's death. If after electing an Optional Grace Period the deceased Shareholder's authorized representative has not provided the requisite written notice to the Company and other Shareholders within one (1) year of the Shareholder's death, then the date of the Purchase Event shall be deemed to be the one-year anniversary of the Shareholder's death. During an Optional Grace Period, the deceased Shareholder's Company Shares may not be Transferred out of the deceased Shareholder's estate unless, prior to such Transfer, the deceased Shareholder's authorized representative obtains written consent for such Transfer from a majority of the Founders and from the Shareholders holding a majority of the shares of Outstanding Capital Stock subject to this Agreement.

5. Drag-Along Rights.

(a) Drag-Along Rights. If, after complying with the provisions of Section 2 (and for the avoidance of doubt, excluding any Transfer exempted in Section 3), one or more Selling Shareholders, whether alone or in concert with any other Shareholder, propose to Transfer Company Shares to any person or entity not affiliated with such Selling Shareholders (a "**Drag-Along Transferee**") in a bona fide arm's length transaction or series of transactions (including through a purchase agreement, tender offer, merger, or other business combination transaction or otherwise), in which the aggregate number of Company Shares proposed to be Transferred by such Selling Shareholders to the Drag-Along Transferee is greater than fifty percent (50%) of the aggregate of the then outstanding Company Shares (any such transaction, an "**Exit Sale**"), then, with the prior written consent of a Founder Majority, the Selling Shareholder(s) may elect to require all other Shareholders to sell all of the Company Shares owned by each of them concurrently with such Exit Sale to such Drag-Along Transferee at the purchase price and upon the other terms and subject to the conditions of the Exit Sale as set forth in the Drag-Along Notice. For purposes hereof, a "**Founder Majority**" shall mean the affirmative approval of one or more Founders that hold in excess of fifty percent (50%) of the Company Shares then held by all Founders. Notwithstanding the foregoing, if one or more of the Founders incur a federal tax obligation under Section 280G of the Internal Revenue Code of 1986, as amended, or any similar or successor provision thereto as a result of an Exit Sale to a Drag-Along Transferee, the Company shall pay to each such Founder an amount equal to such additional federal tax obligation plus a "gross up" amount such that the Founder will not to be obligated to pay additional federal tax as a result of such payment.

(b) Drag-Along Notice. The rights set forth in Section 5(a) shall be exercised by giving written notice (the "**Drag-Along Notice**") to each Shareholder setting forth in detail the terms of the proposed Exit Sale and the proposed closing date of the Exit Sale.

(c) Time and Place of Exit Sale. All Transfers of Company Shares to the Drag-Along Transferee pursuant to this Section 5 shall be consummated contemporaneously at the offices of the Company or its legal counsel on the later of: (i) a business day not less than fifteen (15) nor more than sixty (60) days after the Drag-Along Notice is delivered to the Shareholders; or (ii) the fifth (5th) business day following the expiration or termination of all waiting periods under 15 U.S.C. §18a (the Hart-Scott-Rodino Antitrust Improvements Act of 1976) applicable to such Exit Sale, or at such other time and/or place as the parties to such Exit Sale may agree. The delivery of certificates or other instruments evidencing such Company Shares duly endorsed for Transfer shall be made on such date against payment of the purchase price for such Company Shares.

6. **Joinder Agreement.** In the event of: (i) an issuance by the Company of any Company Shares to a person or entity that is not already a party to this Agreement as of the date of such issuance; or (ii) a Transfer of Company Shares by a Shareholder to a person or entity that is not already a party to this Agreement as of the date of such Transfer, as a condition to such issuance or Transfer, the person or entity receiving such Company Shares shall execute and deliver a Joinder Agreement (jointly executed by such Shareholder's spouse or legal equivalent) substantially in the form attached hereto as **Schedule "B"**.

7. **Legend; Lock-Up.** All certificates for outstanding stock of the Company shall bear a legend thereon, in form and substance substantially as follows:

> "The shares represented by this certificate are subject to certain sale and transfer restrictions as set forth in a Shareholder Agreement, as amended from time to time, between the issuer and the original holder of these shares, a copy of which may be obtained at the principal office of the issuer. Such sale and transfer restrictions are binding on transferees of these shares."

8. **Termination of Agreement.** This Agreement shall terminate:

(a) Upon the written agreement of Shareholders holding sixty-six percent (66%) or more of the shares of Outstanding Capital Stock subject to this Agreement;

(b) Upon the dissolution of the Company;

(c) Unless otherwise specified and determined by the Board, upon the merger or consolidation of the Company with another entity;

(d) With respect to any one (1) Shareholder, upon the disposition by such Shareholder of all the Company Shares that the Shareholder then owns, in accordance with the terms and provisions of this Agreement; or

(e) Upon the earlier of: (i) the completion of an initial public offering of the Company's Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended; and (ii) the effective date of a registration statement registering a class of the Company's capital stock under the Securities Exchange Act of 1934, as amended.

9. **Applicable Law/Venue.** This Agreement and its validity, construction, and performance shall be governed by the laws of the State of Texas, without giving effect to its choice of law principles. The parties irrevocably agree that the sole and exclusive venue for any action brought under this Agreement shall be in the state and federal courts located in Travis County, Texas, and the parties irrevocably consent to the exclusive jurisdiction of such courts to hear any dispute arising under or construing this Agreement.

10. **Notice.** Any notice required or permitted hereunder shall be given in writing either by personal delivery, certified mail, express delivery with a reputable express delivery service, or via electronic mail provided such Shareholder has consented to receipt of electronic notice pursuant to Texas Business Organizations Code § 21.3531. Notice will be deemed effectively given: (i) if such notice is given by certified mail or express delivery service, then the date it is received by the addressee; or (ii) if a notice is sent via email, then the date it is transmitted via email; provided, that if the sender receives an electronic notification that indicates that delivery failed or the transmission was not received by the intended recipient, such notice shall be required to be sent by alternative means provide by this Section 10 and the notice sent via email shall not be deemed valid hereunder. Notices shall be sent to Shareholders using the address(es) appearing below each party's name on the signature page of the Agreement. Notices mailed or delivered to the Company shall be sent using the address of the Company's principal office. Any party to this Agreement other than the Company may from time to time change that party's notice address(es), by written notice sent to the Company in accordance with this Section 10.

11. **Specific Performance.** The Company Shares cannot be readily purchased or sold in the open market, and for that reason, among others, the Shareholders and the Company will be irreparably damaged in the event that this Agreement is not specifically enforced. If a Shareholder so required under this Agreement fails to give a notice, make an offer, sell shares, or obtain written consent, or if a Shareholder fails to accurately disclose the terms and conditions of any bona fide offer, then, in any such event, any Shareholder or the Company may institute and maintain a proceeding to compel the specific performance of this Agreement, without necessity of posting bond. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy at law or in equity which the Shareholder or the Company may have.

12. **Binding Effect.** This Agreement shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, heirs, and legatees of the parties hereto.

13. **Counterparts.** This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. If this Agreement is executed by the Company, but by less than all the Shareholders specified on the signature page of this Agreement, then this Agreement shall nonetheless be in force and effect as to the Company and all signing Shareholders.

14. **Entire Agreement; Modifications.** This Agreement contains the entire agreement between the parties hereto relating to the subject matter herein and supersedes all prior agreements and understandings among the parties related to the subject matter herein. Except as otherwise specifically provided herein, any provision of this Agreement may be modified or amended, or the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company, a Founder Majority and from the Shareholders holding a majority of the shares of Outstanding Capital Stock subject to this Agreement. Notwithstanding the foregoing, additional Shareholders may be joined to this Agreement with the consent of the Company upon the delivery of a Joinder Agreement substantially in the form attached hereto as **Schedule "B"** and, upon such joinder, the Company is authorized to update and amend **Schedule "A"** hereto as appropriate to reflect such joinder.

15. **Severability.** Invalidation of any one of the provisions of this Agreement for any reason shall in no way affect any other provision hereof, and all such other provisions shall remain in full force and effect.

16. **Further Acts.** Each party agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Shareholder Agreement as of the date set forth above.

COMPANY:

Summer Hawk Optics, Inc., a Texas corporation

By ____
Dean Siracusa, President & CEO

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Shareholder Agreement as of the date set forth above.

SHAREHOLDER:

____

Name: Dean Siracusa

Address:

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Shareholder Agreement as of the date set forth above.

SHAREHOLDER:

____

Name: Nelson Harding

Address:

IN WITNESS WHEREOF, the parties have executed this Amended and Restated Shareholder Agreement as of the date set forth above.

SHAREHOLDER:

After Global Holdings Corporation

____

Name:

Title:

Address:

SCHEDULE "A"

Shareholder	Class of Securities	Number of Company Shares
Dean Siracusa	Common Stock	4,000,000
After Global Holdings Corporation	Common Stock	1,000,000
Nelson Harding	Common Stock	100,000
Sandbar Capital Funds, LP	Common Stock	125,000
Brian Mackin and Lauren Mackin Family Trust	Common Stock	25,000
Jason Depew	Common Stock	12,500
Chael Properties, LLC	Common Stock	275,000
Craig Allen Gill & Beth Vanya Gill Joint Revocable Trust	Common Stock	75,000
Mike Patey	Common Stock	25,000
Greg Dollarhyde	Common Stock	39,466
Pete Siracusa	Common Stock	27,428
Philip Siracusa	Common Stock	10,890
Bryan Lang	Common Stock	27,032
Mark Young	Common Stock	37,242
Don Osmond	Common Stock	18,337
Daniel Langmade	Common Stock	64,640
Brent Longwill	Common Stock	14,957
Kevin Ritchie	Common Stock	43,294
Paul Bordelon	Common Stock	39,119
Total:		**5,959,905**

SCHEDULE "B"

JOINDER AGREEMENT

The undersigned individual and, if applicable, such individual's spouse or legal equivalent, each hereby agree to the terms and conditions of the Amended and Restated Shareholder Agreement dated ____ _______, as the same may be amended from time to time, by and among Summer Hawk Optics, Inc., a Texas corporation, and certain shareholders thereof (the "**Shareholder Agreement**"), and agree to be bound as a shareholder thereunder. The undersigned also acknowledges receipt of a copy of such Shareholder Agreement.

If Individual Shareholder:

____
Signature of Shareholder

____
Printed Name
Date: ___________________________
Address: _________________________________
____
____
Email: _________________________________

If Entity:

By: _________________________________
Name: _______________________________
Title: _______________________________
Date: _______________________________

Name of Entity: _________________________
Address: _________________________________
____
____
Email: _________________________________

I am the spouse or legal equivalent of the Shareholder set forth above. Having received such independent advice as I consider prudent, I hereby affirm that I am aware of, understand and fully consent and agree to the provisions of the Shareholder Agreement and its binding effect upon me, and any community property or other interests I may now or hereafter own in the Company Shares, and agree that the termination of my legal relationship with the Shareholder who is my spouse or legal equivalent for any reason shall not have the effect of removing any Company Shares from coverage under the Shareholder Agreement. I hereby authorize, ratify and consent to execution of the foregoing Joinder Agreement by my spouse or legal equivalent and to the performance of all obligations under the Shareholder Agreement, and further agree to be bound by the terms thereof as if I was a party thereto.

____
Signature of Spouse/
Legal Equivalent

____
Printed Name

Date: _________________________________

Accepted and Agreed:

SUMMER HAWK OPTICS, INC.

By_________________________________
Dean Siracusa, President & CEO

Date: _________________________________

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Flying Eyes Optics Inc is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Add to Watchlist

RESERVE NOW

Invest in Flying Eyes Optics Inc

Patented Eyewear Engineered Specifically for Comfort under Headsets & Helmets

Flying Eyes is redefining performance eyewear—built by pilots, trusted by professionals, and worn by adventurers worldwide.

Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.


FLYING EYES®
PATENTED EYEWEAR FOR HEADSETS AND HELMETS
INVESTMENT RAISE 2025

$173,045.70 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED	RESERVATIONS
$173,045.70	147

REASONS TO INVEST

A Product with Unique IP

Our patented eyewear solves a serious pain point (literally): traditional glasses hurt under headgear. We fix that with temples just 1mm thin, made from aerospace-grade Resilamide™—a solution hard to replicate.

Real Traction, Not Hype

On Average, since 2020, we've grown 88% annually. Many of our customers own multiple pairs and enthusiastically promote the brand. Our global traction is also growing.

Built by Insiders, Backed by Experience

Our founder is a pilot. Our customers are pilots, riders, military professionals, and adventurers. We are our market. And now, we're adding U.S. manufacturing muscle to scale.

TEAM



Dean Siracusa • Founder & CEO

Pilot, serial entrepreneur, inventor. Built Flying Eyes from scratch to solve a real-world problem. 3,000+ hours of flight time. 25+ years in product innovation.



Robert Greene • Sales & Marketing Lead

Driving 5.15x ROAS in 2024. Experts in ambassador growth, affiliate success, and influencer scaling. Leading over 100 retail partnerships.





Lauren Davis • Sales & Marketing Lead
Driving 5.15x ROAS in 2024. Experts in ambassador growth, affiliate success, and influencer scaling. Leading over 100 retail partnerships.



Brad Davis • Manufacturing & Ops
Heading up the transition to U.S. manufacturing. Cut production lead times by 80% through advanced molding tech and domestic assembly.

Show Less

COMPANY OVERVIEW

Flying Eyes Optics has sold tens of thousands of its **patented, headset-compatible eyewear** to passionate, gear-reliant professionals and hobbyists. We're now **scaling U.S. manufacturing**, expanding into untapped global markets, and aiming for industry dominance in a $16.6 billion sector*.

With **thousands of followers across social media** and **millions of views**, Flying Eyes is becoming a globally recognized brand. Our international customer base spans aviation, motorsports, equestrian, cycling, and tactical communities from the U.S. to Australia, the Middle East to Europe.

**The figures presented are based on internal calculations and proprietary methodologies. They have not been independently verified by third-party sources.*



THE PITCH

Flying Eyes creates **high-performance, ultra-comfortable eyewear** for people who wear helmets or headsets—aviators, motorcyclists, tactical pros, and more. Protected by multiple U.S. Utility and Design Patents, our eyewear is one of the **first and only truly comfortable solution** for this massive audience.

From the skies over Europe to racetracks in Australia to police units in the U.S., our customers are wearing Flying Eyes—and sharing their love for the brand worldwide.


FLYING EYES


FLYING EYES
BOSE

 
ENGINEERED & PATENTED FOR
UNDER HEADSET COMFORT

THE PROBLEM WE'RE SOLVING

Headgear + traditional eyewear = pain.
Most glasses create pressure points, break noise seals on headsets, or won't even fit under a helmet.

Flying Eyes fixes this with:

- **Temples only 1mm thin**—they don't interfere with headgear
- **Aerospace-grade Resilamide™** for durability, flexibility, and comfort
- **Virtually unbreakable design**, optimized for full-day wear
- **14+ models and plans to expand:** from aviators to tactical wraparounds and ophthalmics

Our products are not "me-too" gear. They're **mission-critical tools** for performance-driven people.

"Most glasses press so hard into my head under a headset I'd get headaches after 30 minutes. Flying Eyes changed that completely." —Tony G., Commercial Pilot

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.

 

THE MARKET OPPORTUNITY (AND WHY IT'S BIGGER THAN YOU THINK)

Flying Eyes is one of the first and only eyewear solution **engineered for compatibility with helmets and headsets.**

While we currently target a core audience of **150 million** active aviators, riders, tactical professionals, and others who purchase premium eyewear every 18 months, that's just the beginning.

According to global safety and occupational data, **10% to 20% of the US population—that's millions of people that—must wear headgear or hearing protection daily** for work or recreation. This includes:

- Pilots & flight crews
- Motorcycle & motorsport riders
- Construction & industrial workers
- Military & tactical personnel
- Cyclists & equestrians
- Emergency responders
- Forestry, mining, and utilities professionals
- Hearing aid users requiring specialized fit

These are people who *can't afford discomfort or distraction.*

Flying Eyes has a strong presence in this niche. With patented IP and proven product-market fit, we're poised to scale from our specialty roots into a massive, underserved global market.



OUR CURRENT MARKET
$16.6B
Current Annual Addressable Market
150,228,075
Current Target Population
18 Months
Average Re-Order
150M
USA Road Cyclists
USA Gamers (Rx)
27.1%
EU Motorcyclists
20.7%
Aviation Worldwide
2.1%
FLYING EYES





TRACTION AND GROWTH

- **On Average, since 2020, we've grown 88% annually.**
- **Tens of thousands of units sold globally**
- **29% of 2023 buyers already repurchased in 2024**
- **5.15x Return on marketing spend**
- **10.7 million views on our social media channels, year to date!**
- **100+ Retailers in the USA and around the world.**
- **Customers in 60+ countries and counting**

"Best glasses I've flown with. Quieter headset fit, no head squeeze, less fatigue." —Gregory R., Airline Pilot

"The comfort is unparalleled and I convinced our Resource Advisor to buy them for the entire Squadron!" — R.S. USAF AC-130 Gunship Pilot

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results



REVENUE GROWTH
87.95%
Average Annual Growth Rate Since 2020
FLYING





WHY INVEST NOW

Flying Eyes is a **category-defining brand** with IP, traction, and a loyal community.

Your investment helps us:

- Scale domestic manufacturing and R&D
- Expand global retail and distribution
- Fuel new product launches and partnerships

We're not selling sunglasses. We're building a performance brand for a global audience who's been ignored—until now.









WHAT OUR CUSTOMER SAY

"Flying Eyes solved a massive problem. I can now wear sunglasses with my helmet for hours without pain. Game changer!" —*Professional Motorcycle Instructor, USA*

"As a commercial pilot flying 10-hour days, these are the only glasses that don't cause me pain or

disrupt my headset seal. I won't fly without them." —*Part 135 Pilot, USA*

"I ride 150+ miles per week. These stay in place, don't press into my head under my helmet, and the optics are crystal clear." —*Triathlete & Cycling Coach, Canada*

"I use Flying Eyes with prescription lenses. They're the only ones that fit under my aviation headset and still look great outside the cockpit." —*Corporate Jet Pilot, Australia*

"Since switching to Flying Eyes, I barely notice I'm wearing glasses. No pressure, no pain. The lenses cut glare like magic."—*Amanda C., Equestrian Trainer*

"The ultra thin temples are a mere 1 mm thick, and because the frames are feather-light yet strong and flexible, they don't dig into the top of the ears and can be worn for hours without creating pressure points or discomfort.." —*Pia Bergqvist—Pilot / Editor, Flying Magazine*

"Flying Eyes slide effortlessly around your ears and into your helmet. Thanks to micro thin temples there is no resistance when putting them on. They are pain-free and easy to use." —*Mark Vaughn—Editor, AutoWeek Magazine*

"From Icelandic helicopter rescue ops to Brazilian motocross tours, our customers constantly tell us Flying Eyes is the only eyewear that works wherever they go." —*Customer Support Lead, Flying Eyes*

The testimonials presented are based on individual experiences and may not represent the typical experience of all customers. Results may vary, and there is no guarantee that you will achieve similar outcomes. These testimonials are not a promise of future performance or results.





NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

ABOUT

HEADQUARTERS
118 Trademark Drive STE 504
Buda, TX 78610

WEBSITE
View Site

Flying Eyes is redefining performance eyewear—built by pilots, trusted by professionals, and worn by adventurers worldwide.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

$496

Reservation Bonus

Investors who reserve in the Testing the Waters (TTW) will receive an additional 10% bonus shares

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JOIN THE DISCUSSION

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FAQS

What does it mean when I make a reservation?

When you make a reservation, you're simply indicating interest in an upcoming offering – not actually investing. This is non-binding, and no money changes hands. Later, when the offering launches, we'll let you know, and you can decide whether you want to follow through with your investment at that point.

Once the offering launches, how will I be notified?

We'll notify everyone who made a reservation – at which point, you can confirm whether you'd like to complete your investment or not.

Will I be charged?

No. At this stage, you're simply indicating that you would be interested in an upcoming offering. After the offering launches, you'll have a chance to confirm whether you'd like to complete your investment or not.

Can I cancel my reservation?

Yes. At this stage, you're simply indicating interest in an upcoming offering. This is non-binding, and you can choose to cancel at any time before making an actual investment.

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Subject Line options -

1. You're invited to reserve Flying Eyes shares.
2. Invest in Flying Eyes before the public launch.
3. Reserve early access to Flying Eyes on StartEngine.

Hey {First Name},

In case you haven't heard, we'll be launching an official investment campaign on StartEngine. It's a way for customers, supporters, and members of our community to invest directly in Flying Eyes and be part of what we're building next.

We've been working through StartEngine's review process behind the scenes, and the exciting part is that we're now in the final stretch. We're talking weeks, not months, before the campaign officially goes live.

There's nothing you need to do right now, this is simply an update to give you some early context as things come together.

Behind the scenes, a lot has been happening. From expanding our headquarters and manufacturing plans to continued product development and new opportunities opening up, everything we've been building toward is starting to line up.

When the campaign launches, those who invest early will have access to some incredible bonuses and incentives that won't be available later on. I'll be sharing full details as we get closer.

For now, just keep an eye on your inbox. We'll be rolling out more updates as we count down to launch.

Thanks for being part of the Flying Eyes community and for supporting what we're building.

Blue skies,

Dean

* No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

Dean
President/CEO, Flying Eyes



Dean Siracusa
President/CEO
Flying Eyes Optics

p 512 213 2390
Support@FlyingEyesOptics.com
www.FlyingEyesOptics.com

Subject Line options -

1. Next step for your Flying Eyes investment (coming soon).
2. You reserved shares, here's what happens next
3. Flying Eyes on StartEngine: launching soon.

Hi {First Name},

I wanted to reach out personally with a quick update as we head into the final stretch of our Flying Eyes StartEngine campaign.

If you reserved shares earlier, thank you, that early show of support really matters, and I want to make sure you know exactly where things stand.

The StartEngine review process is wrapping up, and we're now talking weeks, not months, before the campaign officially goes live.

There's nothing you need to do right now.

When the campaign goes live, your reservation will be converted into a live investment opportunity, and you'll be among the first to get access before the public. At that point, you can decide if, and how much, you'd like to invest.

Behind the scenes, we've been preparing for this next chapter in a big way. From expanding our headquarters and manufacturing plans to continuing product development and partnerships, everything we've been building toward is coming together now.

We'll be sharing more updates as we count down, and when we have the official go-live date, you'll be the first to know.

Thanks again for believing in what we're building here at Flying Eyes. I'm excited about what's ahead.

Blue skies,

Dean

* No Money disclaimer: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.



Dean Siracusa
President/CEO
Flying Eyes Optics

p 512 213 2390
Support@FlyingEyesOptics.com
www.FlyingEyesOptics.com



start engine

YOU'RE INVITED

RESERVE SHARES BEFORE THE PUBLIC

RESERVE YOUR SHARES

Flying Eyes is launching an equity crowdfunding raise on StartEngine—and as one of our VIPs, you're getting first access.

We're opening reservations before we go fully public, and we want to reward our early supporters with something special:
Get a 10% discount off our share price when you reserve early.

That means if you reserve now, you'll not only be first in line—you'll get more equity for your support.

WHY WE'RE RAISING

We've built something great, and now we're scaling it. Your support will help us:

- Expand U.S. manufacturing to improve quality control and lead times
- Serve military aviators and tactical professionals with 100% U.S.-made eyewear
- Increase awareness of our ultra-functional eyewear that fits under headsets and inside helmets
- Enter new retail markets and expand internationally

RESERVE NOW TO GET YOUR BONUS

This early reservation window is only available before our raise goes public. There's no obligation, it's just your chance to reserve your spot and claim your 10% discount.

No commitment. Just early access with perks

RESERVE YOUR SHARES NOW

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

FOCUS ON WHAT MATTERS

flyingeyesoptics.com